

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Michael Winterhalter
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
FairWind Energy Inc.
14 Monarch Beach Plaza, Suite 254
Monarch Beach, California 92629

> **Re: FairWind Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 31, 2014**
> **File No. 333-194975**

Dear Mr. Winterhalter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Prospectus Summary, page 3

3. Please revise to include the telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Corporate Background and Business Overview, page 3

4. We note disclosure that you "are involved in the design, engineering and manufacturing of composite products", "plan to continue the development and sales of wind and solar hybrid energy systems", through your "proprietary use of materials and manufacturing technique" you are "developing power sources drawing from renewable energy supply". Please revise your disclosure here to clearly differentiate your current business operations versus your intended business operations. Please also revise your "Description of Business - Overview" section to comply with this comment.

Certain Information about this Offering, page 4

5. We note disclosure in the risk factor "The proceeds of this offering . . ." on page 6. Please clearly disclose in this section that funds raised in this offering may not be sufficient to fund your planned operations and may not cover the costs of the offering.

Summary Financial Information, page 5

6. Disclosure that total stockholder's equity is $139,528 appears to be in error, since this is the amount of your total assets. Please revise.

Use of Proceeds, page 13

7. Please revise to indicate the order of priority of the use of the proceeds from this offering. See Instructions to Item 504 of Regulation S-K.

8. Please identify the significant steps or milestones that will need to complete in implementing your business plan and the projected timeline for achieving each step.

9. Please reconcile the disclosure regarding the costs of the offering and clarify how you will pay these costs, including the extent to which you will use offering proceeds for this purpose. On page 13, you state that costs of the offering are estimated at $16,899, but in note (2) to the table, you state that they are estimated to be $4,726. It is also unclear from the information in the table whether it includes costs of the offering. We do note that the table begins with the gross offering proceeds amounts.

Selling Stockholders, page 14

10. Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling shareholders mentioned on page 15 have the same last name as your chief executive officer. We also note disclosure on page 24 that Han Bao Dong is an affiliate of your joint venture partner. See Item 507 of Regulation S-K.

Plan of Distribution, page 16

Plan of Distribution for the Company's Initial Public Offering . . ., page 16

11. Please elaborate on the manner in which the securities will be offered by your Chief Executive Officer. For example, how will he identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your Chief Executive Officer intends to use to solicit investors and file any form subscription agreements as an exhibit with your next amendment.

12. In this section you describe your agreement with Mr. Winterhalter dated October 9, 2013 to pay him $5,000 per month until October 9, 2015, and an agreement with Mr. Krogius dated January 1, 2014 to pay him $5,000 per quarter until October 9, 2015 for services as President and a non-employee director, respectively. You describe similar agreements but with different dates and durations on page 34. Please reconcile these disclosures and ensure that you have filed all of the correct agreements as exhibits.

Description of Business, page 22

Overview, page 23

13. We note disclosure on page F-7 that the joint venture is inactive. Please disclose in this section that the joint venture is inactive.

Patents, Trademarks, Licenses, Franchise Restrictions and Contractual obligations & Concessions, page 25

14. We note disclosure that you own patents issued by the State Intellectual Property Office in China. Please revise to briefly describe and disclose the duration of such patents. See Item 101(h)(4)(vii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 30

15. We note that Mr. Winterhalter included the title "Chief Financial Officer" on the signature page of the registration statement. Please include his title as Chief Financial Officer in this section and throughout the registration statement.

16. Please revise the disclosure for each of your officers and directors to disclose the timeline for each of their occupations during the past five years. In this regard, we note for example, that you have not identified the years during which Mr. Winterhalter was involved with AmpStar, LLC and W. Brandt Goldsworthy & Associates. See Item 401(e) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

17. Please revise to disclose the exemption from registration claimed for the 2,100 shares of common stock offered and sold on January 14, 2014. See Item 701(d) of Regulation S-K.

Exhibits and Financial Statement Schedules, page I-3

18. Please file an English translation of Exhibit 3.1.2. with your next amendment and include such exhibit in the exhibit index. See Rule 403 of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        Keith A. Gernant, Esq.